Exhibit 3

Part III: **Manner of Operations**

  Item 5:   Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (<u>e.g.,</u> via Financial Information exchange ("FIX") protocol, Binary)?

☒ Yes ☐ No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Answer:

General Operation of the ATS

Subscribers access the ATS via a Financial Information Exchange ("<u>FIX</u>") connection. Such access is available to Subscribers through an internet protocol address via communications that are compliant with the FIX API provided by the ATS. The ATS currently supports FIX 4.2.

The ATS does not accept orders via any other forms of communication (e.g., telephone, email, instant message).

Required Fields

Subscribers must communicate the following information to the ATS upon order entry through FIX:

Message Type
Client Order ID (unique identifier for order per session)
Execution Instructions
Subscriber Order Capacity (Agent, Principal, Riskless)
Symbol
Side (Buy, Sell, Sell Short, Sell Short Exempt)
Display
Price instructions

Time in Force

Time of Order Creation (expressed in UTC)
Order Type
Order Quantity
ClientID (used for identifying the client (MPID))
Handling Instruction (ATS supports automated execution and does not provide broker intervention)

Order Parameters

Minimum Quantity - Subscribers may submit orders with a MinQty for execution.

Maximum Quantity – Subscribers may submit orders with a MaxQty for execution.

The ATS's FIX Specification is available to Subscribers upon request.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

☐ Yes ☒ No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☐ No

If no, identify and explain any differences.

Item 8:   Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

☒ Yes ☐ No

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

Answer: The minimum units of trading for NMS Stocks traded on the ATS is one share. Only orders that are $50,000,000 or less in notional value will be eligible for trading on the ATS.

Additionally, the ATS offers a minimum and maximum quantity modifiers for execution. A minimum quantity modifier allows Subscribers to request a minimum share amount on an execution, such that if the available liquidity is below the minimum quantity amount, the order will not execute. A maximum quantity modifier allows Subscribers to request a maximum share amount on an execution, such that an order would not execute against any orders that have a size greater than the

maximum share amount. For example, if a Subscriber set a maximum quantity of 200 shares, the order would not execute against any orders that have an order quantity greater than 200 shares.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Does the NMS Stock ATS accept or execute odd-lot orders?

☒ Yes ☐ No

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

Answer: Odd Lot orders are handled the same as round lot orders and are treated the same for priority purposes.

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

e. Does the NMS Stock ATS accept or execute mixed-lot orders?

☒ Yes ☐ No

If yes, specify any mixed lot order requirements and related handling procedures (*e.g.,* mixed lot treated the same as round lot).

Answer: Mixed Lot orders are handled the same as round lot and odd-lot orders and are treated the same for priority purposes.

f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among

types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Answer: For the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee, the Base Rate charged by IntelligentCross is .0008 per share for each side of a transaction. The Base Rate for the Discrete Bid/Offer Matching Process Maker/Taker is (.0028) rebate per share for Subscribers that provide liquidity and .0030 per share fee for Subscribers that remove liquidity.

The Base Rate for the Discrete Bid/Offer Matching Process Taker/Maker is (.0016) rebate per share for Subscribers that remove liquidity and .0020 per share fee for Subscribers that provide liquidity.

The other fees incurred by Subscribers of the ATS are SRO fees and fees charged by our clearing providers, Wedbush and Instinet.

The ATS passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members), and fees billed to the ATS for Subscribers through third-party providers for accessing market data.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

Answer: N/A.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Answer: With respect to trading in the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee, there are two ways existing ATS Subscribers can pay lower fees, ("Subscriber Fee Discount"), as described below:

1. Total Composite Volume (TCV) Incentive*--if average daily participation of TCV is:

TCV %	Commission rate per share traded
=> 12 bps of TCV	2 mils per share
=> 10 bps of TCV	3 mils per share
=> 8 bps of TCV	4 mils per share
=> 4 bps of TCV	6 mils per share
=> Base Rate	8 mils per share

*Criteria
- The Base Rate is the same for all Subscribers. Any Subscriber Fee Discount Rate will be calculated retroactively on all shares traded for that calendar month and will be rounded down.
- TCV is the total market volume in all NMS Stocks reported to the Consolidated Tape.

2. Active Order Incentive**

Live in 100 to 300 unique symbols at a time (on average) 6 mils per share
Live in 301 to 700 unique symbols at a time (on average) 4 mils per share
Live in 701 to 1000 unique symbols at a time (on average) 3 mils per share
Live in over 1000 unique symbols at a time (on average) 2 mils per share

**Criteria
- On a per symbol basis, orders must be 95% marketable where marketable means: (1) for the Midpoint Discrete Matching Process orders priced at NBBO midpoint or more aggressive than midpoint and (2) the Discrete Bid/Offer Matching Process Fee/Fee buy orders priced at the NBB or above and sell orders at the NBO or below.
- IntelligentCross will monitor open orders every few minutes to calculate the average unique symbols in the book on a daily basis.
- Have a minimum allow execution quantity (MinQty tag) of less than or equal to 100 shares.
- Have a maximum allow execution quantity (MaxQty tag) of greater than or equal to 100 shares.
- Not be an IOC Order.
- Rate will be calculated retroactively on all shares traded for that calendar month and will be rounded down.
- If a Subscriber is live for a symbol in both the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee, it will count twice for purposes of qualifying for the Active Order Incentive.

Trading in the Discrete Bid/Offer Matching Process Maker/Taker and Discrete Bid/Offer Matching Process Taker/Maker will not be taken into account for purposes of qualifying for the Subscriber Fee Discount. If a Subscriber qualifies for a Subscriber Fee Discount, the pricing will apply to their trading activity in both the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee. The ATS can offer the Subscriber Fee Discount to allow new Subscribers to receive the Subscriber Fee Discount and pay the lowest fee charged to any existing Subscriber based on the above criteria for up to three months.